March 21, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (714)424-0389

Mr. Vincent Rinehart
President and Chief Executive Officer
Anza Capital, Inc.
3200 Bristol Street, Suite 700
Costa Mesa, CA 92626

Re:	Anza Capital, Inc.
	Form 10-K for the Fiscal Year Ended April 30, 2005
	Form 10-Q for the Fiscal Quarters Ended July 31, 2005, and October 31, 2005
	File No. 000-19065

Dear Mr. Rinehart:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year ended April 30, 2005

Financial Statements and Supplementary Data

General

1. Please revise future filings beginning with your Form 10-K for the fiscal year ended April 30, 2006 to provide the selected quarterly financial data and disclosures as prescribed by Item 302(a) of Regulation S-K.


Consolidated Financial Statements

Note 2 - Basis of Presentation and Summary of Significant
Accounting
Policies, page F-13

2. We note that on page F-13 you identified litigation loss provisions as a primary area where financial information is subject to the use of estimates. Please provide in your response letter the proposed revised disclosures you intend to include in the financial statements on your Form 10-K for the period ended April 30, 2006 to describe your accounting policies regarding litigation loss contingencies. Refer to paragraphs 12-13 of APB 22, which prescribe disclosure of policies which materially affect the determination of financial position, cash flows, or results of operations.

3. Based upon your disclosures on page F-15, it appears that your restricted cash balances as of April 30, 2005 and 2004 were not available for withdrawal and/or use in current operations. If true, please revise future filings to classify restricted cash balances as non-current assets. Please refer to paragraphs 4-6 of Section 3A of
ARB 43.


Note 10 - Commitments and Contingencies, page F-21

4. We note your disclosures on page 14 that you generally sell loans with 30 day recourse provisions relating to first payment defaults, breach of representations and warranties or fraud. Please tell us whether the indemnifications you discuss on page F-22 arose from these 30 day recourse provisions. Please also tell us the terms of any other indemnification agreements that you may have (if any) aside from the agreements described on page F-22.



Note 11 - Stockholders` Equity (Deficit), page F-26

5. Please tell us the following regarding the September 17, 2004, Securities Exchange Agreement and Escrow Agreement:

* how you accounted for the reduction in value of the Cash Technologies (TQ) shares from $1,320,000 at the inception of the agreement to $1,090,000 as of April 30, 2005;
* whether both the warrants and the Series G convertible preferred stock were returned to ANZA upon rescission of the agreement; and
* how you accounted for the rescission of the agreement and the relevant accounting literature you relied upon to support your treatment.

6. You state on page F-34 that the Gauld`s exercised their option to rescind the Securities Exchange Agreement, however your disclosure on page F-29 indicates that the company exercised its right to rescind the agreement. Please reconcile these statements in your response letter and revise your footnotes in future filings beginning with your Form 10-K for the fiscal year ended April 30, 2006, to clarify the transaction as necessary.

7. We note your disclosure on page F-32 that you recognized
$900,000
and $678,980 of consulting expense in connection with the issuance of shares to consultants for services rendered. Please tell us the following:

* whether the shares issued to the consultants were common stock of
AMRES or of Anza Capital, Inc.;
* the fair value of the services received from the consultants;
* how you determined that the fair value you assigned to the equity instruments issued was more reliably measurable than the fair value of the services received;
* what measurement date was used to determine the fair value of the equity instruments issued; and
* your basis for determining the measurement date used.


Note 13 - Segment and Other Information, page F-33

8. We note you have included a footnote for segment reporting, however your disclosure does not appear to include all the elements prescribed by paragraphs 25-39 of SFAS 131. Please provide us with the proposed revised segment reporting disclosures you intend to use in the financial statement footnotes included in your Form 10-K for the fiscal year ended April 30, 2006. Please carefully review the guidance prescribed by the aforementioned paragraphs to ensure your revised disclosure includes all general and specific elements, or explain why such elements are not applicable.


Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 20

9. We note you have changed your registered independent accounting firm for the audit of the fiscal year ended April 30, 2005.
Please
revise your future filings beginning with your Form 10-K for the fiscal year ended April 30, 2006 to provide the disclosures prescribed by Item 304 of Regulation S-K.


Quarterly Report on Form 10-Q for the Quarters ended July 31, 2005 and October 31, 2005

Consolidated Financial Statements

General

10. It appears that your mortgage banking operations ceased on May 31, 2005. Please tell us in your response letter why you have not provided certain disclosures regarding your discontinued mortgage banking operations (such as the manner and timing for disposal) and separately reported the operating results, net of applicable income tax effects, and assets and liabilities attributable to the discontinued operation for all periods presented. Please refer to the guidance provided by Rule 5-03(15) of Regulation S-X and by paragraphs 41-44 and 47-48 of SFAS 144.


* * * * *


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3424 if you have questions.


      Sincerely,



      Lisa Haynes
      Reviewing Accountant



Mr. Vincent Rinehart
Anza Capital, Inc.
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